September 20, 2006

Jennifer Hardy
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington D.C. 20549-7010

Re:	Preliminary Information Statement
Filed June 29, 2006
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005
File No. 0-28806

Dear Ms. Hardy:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Ever-Glory International Group, Inc. (formerly Andean Development Corporation (the “Company”) dated July 20, 2006.

For your convenience, we have included each of the Staff's comments in italics before each of the Company's responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Pre14C filed June 29, 2006

General

Staff Comment 1.     Please provide all of the information required by Item 14 of Schedule 14A, which includes:

  Financial statements of Ever-Glory, International Group, Inc. and Nanjing Catch- Luck Garments Co. Ltd.; and

  pro forma information reflecting the acquisition, including pro forma financial statements pursuant to item 310(d) of Regulation S-B.

See Item 1 or Schedule 14C

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

Response:

The selected financial data and pro forma selected financial information required by Items 14(b)(8) and (9) of Schedule 14A are not applicable to the Company pursuant to Note F. Note to Small Business Owners of Schedule 14A. The financial information and pro forma financial information required by Items 14(b)(10) and (11) are not applicable to the Company pursuant to Note F. Note to Small Business Owners of Schedule 14A. Instead, Note F requires for the inclusion of the financial information required pursuant to Item 310 of Regulation S-B. Such financial and pro form financial information is described in the Information Statement under the heading “Financial and Other Information” at page 22 and is attached to the amended Information Statement at Appendices B through F. Please also see the responses to Staff Comments 2 and 3 below regarding other information required by Item 14 of Schedule 14A.

Staff Comment 2.     Besides financial information, we direct your attention to the other information required by paragraphs (b)(1) through (b)(7) and paragraph (c) of item 14 of Schedule 14A which is required in the information statement under item 1 of Schedule 1 4C. For example, please revise to include a summary term sheet as required by Item 14(b)(1) of Schedule 14A and information on past contacts, transactions, or negotiations as required by Item 14(b)(7) of Schedule 14A. In addition, please provide a section clearly detailing the reasons for the acquisition and information regarding the background of the acquisition and acquisition negotiations.

Response:

Pursuant to Item 1 of Schedule 14C, the Company has incorporated the information required by Item 14 of Schedule 14A into the Information Statement as follows:

1.	A summary term sheet required by Item 14(b)(1) is included beginning on page 3 under the heading “Summary Term Sheet”.
2.	The Company’s contact information required by Item 14(b)(2) is included at page 2 under the heading “General Information”.
3.	A brief description of the Company’s business required by Item 14(b)(3) is included at page 6 under the heading “Description of the Business of the Company”.
4.	The terms of the transaction required by Item 14(b)(4) are included at page 16 under the heading “Description of the Transaction”.

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

5.	The status of regulatory approvals required by Item 14(b)(5) is included at page 19 under the heading “Description of the Transaction – Regulatory Requirements”.
6.	A description of the Company’s past contacts with the acquired company described in Items 1005(b) and 1011(a)(1) of regulations M-A required by Item 14(b)(7) is included at page 24 under the heading “Past Contacts, Transactions or Negotiations”.
7.	The information about the acquiring company required by Item 14(c)(1) is not applicable to the Company pursuant to Instruction 3 to Item 14.
8.	Please see the response to Staff Comment 3 below regarding the information about the acquired company required by Item 14(c)(2).

Staff Comment 3.     Please provide information about Catch-Luck and its business required by item 14(c)(2) of Schedule 14A.

Response:

Pursuant to Item 14(c)(2) of Schedule 14A, the Company has incorporated the information about the acquired company required by Item 17 of Form S-4 into the Information Statement as follows:

1.	A brief description of the business of Catch-Luck required by Item 17(b)(1) is included at page 10 under the heading “Description of Business of Catch-Luck”.
2.	The information required under Item 201 of Regulation S-B regarding the market price of the Company’s common equity as required by Item 17(b)(2) is included at page 23 under the heading “Market for Common Equity and Related Stockholder Matters”.
3.	The information required under Items 301 and 302 of Regulation S-K as required by Items 17(b)(3) and (4) are not required pursuant to General Instruction D of Form S-4.
4.	Catch-Luck’s MD&A required by Item 303 of Regulation S-B as required by Item 17(b)(5) is included at page 11 under the heading “Management’s Discussion and Analysis of Financial Condition of Catch-Luck”.
5.	The information required under Item 304(b) of Regulation S-B as required by Item 17(b)(6) is included at page 10 under the heading “Description of Business of Catch-Luck”.
6.	The financial information required by Items 17(b)(7) – (9) are not required pursuant to General Instruction D of Form S-4.

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

Instead, Catch-Luck’s financial information required pursuant to Item 310 of Regulation S-B is described in the amended Information Statement under the heading “Financial and Other Information” at page 22 and is attached to the amended Information Statement at Appendices E and F.

Staff Comment 4.     Disclosure states that the board conditioned completion of the transactions on approval by a majority of Ever-Glory’s disinterested shareholders or the consenting shareholders.

Qualify:

  the number of shares of Ever-Glory’s outstanding common stock at the record date owned by the consenting shareholders; and .

  the percentage of voting rights of Ever-Glory’s outstanding common stock at the record date represented by the consenting shareholders.

Response:

The information requested is included at pages 5 and 20 under the headings “Summary Term Sheet – Approval of the Transaction and the Agreement by the Shareholders of the Company” and “Description of the Transaction –Board and Shareholder Approval of the Transaction,” respectively.

Staff Comment 5.     Since it appears that you did not receive an appraisal or other outside valuation for the Catch-Luck assets, please disclose this and how you determined the amount of consideration.

Response:

The Company did not receive a fairness opinion relating to the Transaction or Catch-Luck. The Company received a valuation report from Savills Valuation and Professional Services Ltd., dated March 7, 2006. The report presents Savillis’ assessment of the market value of Catch-Luck as of November 30, 2005. The board of the Company considered such report, but determined that such report may no longer be material to the transaction, which will close at least 10 months after the date of the such valuation, and based its determination of the amount of the consideration to be paid in the transaction on its business judgment and assessment of the financial condition and business of Catch-Luck. The Company elected not to reference such report in the Information Statement. Item 14 (b)(6) of Schedule 14A requires that the information required by Item 1015(b) of Regulation M-A be provided if (emphasis added) “a report, opinion or appraisal materially relating to the transaction has been furnished

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

from an outside party, and is referred to in the proxy statement..” The Company discloses in the section entitled “Description of the Transaction – Board and Shareholder Approval of the Transaction,” that no fairness opinion relating to the Transaction was received and the board based its determination of consideration to be paid on, among other things, the financial condition and business prospects of Catch-Luck.

Cover

Staff Comment 6.     Please disclose the amount and nature of consideration for the acquisition that each party will receive.

Response:

The cover page has been revised to include the requested information. In addition, a filing fee in the amount of $1,267 has been paid.

Purchase Price

Staff Comment 7.     Please provide an example of the number of shares that you will pay for the acquisition based upon a recent practicable fair market value per share. Please tell us whether or not you will register these shares under the Securities Act of 1933.

Response:

The information requested is included at pages 3 and 17 under the headings “Summary Term Sheet – Principal Terms of the Transaction and Purchase Agreement” and “Description of the Transaction – Terms of the Sale,” respectively.

Reasons for the Acquisition

Staff Comment 8.     Quantify Catch-Luck’s “strong” gross revenues and net revenues during each of the periods presented in the financial statements.

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

Response:

The reference to Catch-Luck’s “strong” gross and net revenues was removed. Instead, additional reasons for the Transaction are included at pages 4 and 17 under the headings “Summary Term Sheet – Reasons for the Transaction” and “Description of the Transaction – Reasons for the Transaction,” respectively.

Staff Comment 9.     Disclosure states that the immediate revenues to Ever-Glory resulting from Catch-Luck’s acquisition will enable Ever-Glory to expand its current business and other pending projects. Describe briefly Ever-Glory’s other pending projects.

Response:

The Company has removed references to use of Catch-Luck revenues to fund “other pending” projects.” See the disclosure at page 17 under the heading “Description of the Transaction – Reasons for the Transaction”.

Conditions to the Sale

Staff Comment 10.     Disclosure states that Ever-Glory will not complete the sale unless and until Ever-Glory has received the necessary regulatory approvals. Disclose the status of the necessary regulatory approvals. See Item I 4(b)(5) of Schedule 4A.

Response:

The Company believes is has obtained all necessary regulatory approvals in the People’s Republic of China for completion of the Transaction. See the information included at page 19 under the heading “Description of the Transaction – Regulatory Requirements”.

Interests of Members of the Board of Directors and Management

Staff Comment 11.     Disclosure that none of the members of Ever-Glory’s board of directors or management has any interest EGLY HK or Catch-Luck appears inconsistent with disclosure that a majority of the members of Ever-Glory’s board of directors, including Mr. Kang, are shareholders, officers, or directors of EGLY HK. Please reconcile the disclosures.

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

Response:

The conflicting disclosure has been removed and the interests of the members of the Company’s board are described at page 20 under the heading “Description of the Transaction – Board and Shareholder Approval of the Transaction”.

Risk Factors

Staff Comment 12.     Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example;

  The first risk factor states that Ever-Glory may requite additional financing during the next 12 months to proceed with its anticipated business activities.
  Quantify he known or estimated capital expenditure and other commitments of Ever-Glory during the next 12 months.

  The sixth risk factor states that any decrease in the availability at’ Ever- Glory’s raw materials could “impair its ability to meet its production requirements in a timely manner. Clarify whether Ever-Glory is dependent on one or more suppliers for its raw materials, if so, indicate whether Ever-Glory has any agreement with a supplier. If Ever-Glory does have an agreement with a supplier, advise what consideration Ever-Glory has given to filing the agreement as an exhibit under Item 601(b)(10) of Regulation 6B.

  The ninth risk factor states that Ever-Glory’s cost to bring its new manufacturing facility into full production may exceed its expectations.
  Quantify the known or estimated costs of bringing Ever-Glory’s new manufacturing facility into full production.

  The ninth risk factor states that Ever-Glory has to update continually its manufacturing equipment and technology. Quantify the known or estimated costs of-updating Eve-Glory’s manufacturing equipment and technology during the next 12 months.

  The tenth risk factor states that the success of Ever-Glory’s business depends on its ability to attract and retain qualified employees. If Ever-Glory is substantially dependent on one or more employees, identity the one or more employees.

  The twelfth risk factor stales that Ever-Glory is implementing modifications and upgrades to its information technology systems. Quantify the known or estimated costs of the modifications and upgrades.

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

  The seventeenth risk factor states that the market price far shares of Ever- Glory’s common stock may be volatile, Quantify the high and low bid price of Ever- Glory’s common stock during the past 52 week period.

Response:

The information requested is included at follows:

1.	The former first risk factor (“We May Require Additional Financing”) has been removed from page 7 because the Company believes that the failure to raise any such additional financing will not adversely affect is operations.
2.	The sixth risk factor (“Increases in the price of raw materials or their reduced availability could increase our cost of goods and decrease our profitability”) has been amended at page 27 to note that the Company does not materially rely on any raw material suppliers, but that the risk factor relates to a decrease in raw materials generally.
3.	The former ninth risk factor (“We must maintain sufficient development and manufacturing capacity to meet the needs of our customers”) has been removed from page 10 because the Company believes that it has sufficient capital to repair and replace equipment for the next 12 months and that updating manufacturing techniques is not a significant risk of operation.
4.	The former tenth risk factor (“The success of our business depends on our ability to attract and retain qualified employees”) has been removed from page 10 because the Company believes that reliance on particular employees is not a significant risk of operation.
5.	The twelfth risk factor has been amended at page 30 to disclose that there are known costs of modifications and upgrades to its information technology systems.
6.	The seventeenth risk factor has been amended at page 32 to include the high and low bid price of the Company’s common stock during the past 52 week period.

Staff Comment 13.     Disclosure in the 10-KSB states that Ever-Glory’s board of directors does not have:

  a separate audit committee;

  a member that qualifies as an audit committee financial expert as defined in item 401(e) of Regulation S-B; or

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

  a member that is independent as the term is used in item 7(d)(3)(iv) of Schedule 14A.

Advise what consideration Ever-Glory has given to risk factor disclosure of its board’s composition. We note the eleventh risk factor relating to section 404 of the Sarbanes-Oxley Act.

Response:

A new risk factor entitled “As the Company is listed on the over-the-counter bulletin board, the Company is subject to less stringent corporate governance requirements than a company listed on a national exchange. Specifically, the Company is not required to have a majority of independent directors or a separate audit committee. This provides less protection to our investors.” was added at page 29.

Staff Comment 14.     Disclosure in the 10-KSB states that 100% of Ever-Glory’s assets were located in China during 2005 and 2004. Advise what consideration Ever-Glory has given to risk factor disclosure of the concentration of its assets in China.

Response:

The risk factor entitled “Because our assets are located overseas, stockholders may not receive distributions that they would otherwise be entitled to if we were declared bankrupt or insolvent.” was amended at page 33 to include the risk of concentration of assets in China.

Staff Comment 15.     It appears that Ever-Glory may be a penny stock issuer. If so, advise what consideration you have given to risk factor disclosure of Ever-Glory’s status as a penny stock issuer.

Response:

New risk factors entitled “Our stock is a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations which may limit a stockholder’s ability to buy and sell our stock.” and “NASD sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.” were added at pages 32 and 33, respectively.

Staff Comment 16.    Export Quotas; Possible Volatility of Stock Price: As drafted, these two discussions appear as part of the risk factors section and repeat much of the information contained in the eighth and

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

seventeenth risk factors. Revise to present these two discussions in a section discrete from the risk factors section. Further, avoid repeating information in the section that is included in the risk factors section.

Response:

The (formerly) eighth risk factor has been deleted due to repetition as discussed in the seventeenth risk factor.

Staff Comment 17.     Additional information: If Ever-Glory elects to incorporate by reference information into the information statement, we direct your attention to note D to Schedule 14A. As appropriate, please revise.

Response:

A revised “Additional Information” section is included at page 35.

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

10-KSB

Sources of Liquidity, page 15

Staff Comment 18.     Disclosure states that Ever-Glory has a credit facility of $610,000. If a credit facility or other financial instrument requires Ever-Glory to satisfy specified financial ratios and tests, state in future filings what the limits of all material financial ratios and tests are. Also indicate whether Ever-glory is in compliance with them.

Response:

The Company will revise its disclosure in future filings to disclose the requested information.

Section 16(a) of the Exchange Act, page 20

Staff Comment 19.     Disclosure states that Messrs. Kang, Yan, Wei, Sun, and Li failed to file a Form 4 or Form 5 during the past fiscal year and that Ever-Glory is working with them to correct this oversight. Tell us how Ever-glory is working with them to correct the oversight and whether the oversight has been corrected.

Response:

The delinquent filings were made on September 15, 2006. The Company has informed each of its insiders in writing of their obligations to File Forms 4 and 5 and has offered to assist such filers in making the required filings.

Special Note Regarding Forward-Looking Statement

Staff Comment 20.     It appears that Ever-Glory may be a penny stock issuer. If so, Ever-Glory is ineligible to rely on the safe harbor provision under section 21E of the Exchange Act or section 27A of the Securities Act. See section 21E(b)(1)(c) of the Exchange Act and section 27A(b)(1)(C) of the Securities Act. Remove in future filings the reference to section 21E of the Exchange Act and Section 27A of the Securities Act. Alternatively, make clear that Ever-Glory is ineligible to rely on the safe harbor provision.

Response:

The Company will revise its disclosure in future filings to make clear that the Company is ineligible to rely on the safe harbor provision under section 21E of the Exchange Act or section 27A of the Securities Act.

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

Risk Factors

Staff Comment 21.     We note the statement in the first paragraph that “Additional risk and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect our business.” If you elect to include a discussion of risk factors, you are required to disclose all risks that you believe are material at this time. As appropriate, please delete the statement in future filings.

Response:

The Company will revise its disclosure in future filings to delete the referenced statement.

Staff Comment 22.     We reviewed the revisions that you made in response to comment 2 of our June 9, 2006 letter. You continue to state that your chief financial officer and chief financial officer concluded that as of the end of the period covered by this report your disclosure controls and procedures are effective in timely alerting them to material information required to be included in your periodic SEC reports. As previously requested, please either state your conclusion while providing the complete definition of disclosure controls and procedures, or, alternatively, simply state that your disclosure controls and procedures are effective or not effective without providing any part of the definition of disclosure controls and procedure that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please ensure that your Form 10QSB for the period ended June 30, 2006 and subsequent 1934 Act filings contained the correct wording.

Response:

The Company will revise its disclosure in future filings to either state its conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, to state that its disclosure controls procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(c) and 15d-15(e).

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Jennifer R. Hardy
U.S. Securities and Exchange Commission
September 20, 2006

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Kang Yi Hua
Kang Yi Hua
Chief Executive Officer

Enclosures
cc: Scott C. Kline
Crone Rozynko LLP